Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9618 (HKD counter) and 89618 (RMB counter))

VOLUNTARY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

JD.com, Inc. (the “Company”) is aware that Walmart Inc. and its affiliates (“Walmart”) filed a Schedule 13G/A (“Schedule 13G/A”) with the Securities and Exchange Commission on August 20, 2024 (U.S. Eastern time) in relation to the sale of the Company’s shares by Walmart. Pursuant to the Schedule 13G/A, Walmart has no shareholding in the Company as of the end of August 20, 2024 (U.S. Eastern time).

The Company noted that there are price and volume movements in the shares of the Company traded on The Stock Exchange of Hong Kong Limited today. To the best of its information, knowledge and belief, the Company is not aware of (i) any other reason for such price and volume movements (save for those disclosed above) or (ii) any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, August 21, 2024

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Ms. Grace Kun DING, Ms. Jennifer Ngar-Wing YU, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.